Mail Stop 3561

November 13, 2009

Scott K. Ginsburg
Chairman of the Board and Chief Executive Officer
DG FastChannel, Inc.
750 West John Carpenter Freeway
Suite 700
Irving, Texas 75039

> **Re:** **DG FastChannel, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2009**
> **File No. 333-162464**
> **Annual Report on Form 10-K for Fiscal Year**
> **Ended December 31, 2008**
> **Filed March 10, 2009**
> **Quarterly Report on Form 10-Q for Fiscal Quarter**
> **Ended March 31, 2009**
> **Filed May 11, 2009**
> **Quarterly Report on Form 10-Q for Fiscal Quarter**
> **Ended June 30, 2009**
> **Filed August 7, 2009**
> **Quarterly Report on Form 10-Q for Fiscal Quarter**
> **Ended September 30, 2009**
> **Filed November 6, 2009**
> **Current Report on Form 8-K**
> **Filed August 6, 2009**
> **File No. 000-27644**

Dear Mr. Ginsburg:

We have limited our review of your registration statement to those issues we have addressed in our comments. Where indicated, we think you should amend your registration statement in response to these comments. We also have reviewed the above-referenced annual report on Form 10-K, quarterly reports of Form 10-Q and current report on Form 8-K and have the following comments. You should comply with the comments on these reports in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply in future filings by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Exhibit 5.1 Opinion

1.   In the fifth paragraph on page one of the opinion, counsel states: "We are basing our opinions on our understanding that, prior to issuing any of the Company Stock, the Company will advise us in writing of the terms thereof and other information material thereto, will afford us an opportunity to review the operative documents pursuant to which such Company Stock is to be issued …and will file such supplement or amendment to this opinion letter (if any) as we may reasonably consider necessary or appropriate with respect to such Company Stock." Please confirm that you will file unqualified legal opinions at the time of each takedown. Refer to Question and Answer 212.05 of the Compliance and Disclosure Interpretations for Securities Act Rules, available at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please also have your counsel revise its opinion consistent with this comment.

2.   In the fifth paragraph on page one of the opinion and item B on page two of the opinion, counsel limits the opinion to the "date hereof." Please be advised that in order for your registration statement to be declared effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove these limitations from the opinion.

3.   Please have counsel confirm to us that it concurs with our understanding that its reference to the "corporate laws of the State of Delaware" in item A on page two of the opinion includes all applicable statutory provisions and any reported judicial decisions interpreting these laws. Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on EDGAR, as the confirmation will be part of the Commission's official file regarding this registration statement.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

General

4.   You disclose under the heading "Employees" on page 14 that 154 of your 770 employees at December 31, 2008 are in research and development. To the extent material to an understanding of your business, please provide the disclosure required by Item 101(c)(xi) of Regulation S-K.

5.   In your risk factor "We plan to expand operations in international markets in which we have limited experience, which could harm our business, operating results and financial condition" on page 28 and elsewhere in your Form 10-K, you disclose that you have international operations. Please provide the financial information about your geographic areas required by Item 101(d) of Regulation S-K or, if providing the geographic information is impracticable, please disclose that fact.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 32

6.   We note that you provide the information required by Item 201(d) of Regulation S-K under both this heading as well as Item 12; however, the presentations are different under each item. Please confirm that you will include the information required by Item 201(d) of Regulation S-K under Item 12 (as opposed to Item 5) of Form 10-K in future filings. Refer to Question and Answer 106.01 of the Regulation S-K Compliance and Disclosure Interpretations, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

7.   We note that covenants contained in your senior credit facility include limitations on the payment of dividends. Please describe briefly such restrictions, or cross reference to the specific discussion of such restrictions in your Management's Discussion and Analysis of Financial Condition and Operating Results and the description of such restrictions required by Regulation S-X in your financial statements. Refer to Item 5 of Form 10-K and Item 201(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 47

8.   Your disclosure of critical accounting estimates should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For instance, you should disclose whether you recognized any goodwill, long-lived asset and deferred tax asset impairment losses during the years presented. Also, when estimates and assumptions are based on uncertain matters you should provide an analysis of the potential impact of changes in the estimates and assumptions when changes are reasonably likely to occur and have a material effect on financial condition or operating performance. When estimates involve multiple, inter-related assumptions, such as those related to future cash flows, you should provide information for investors to assess the probability of future impairment charges. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units is at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the reporting unit;

- a description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Similar qualitative and quantitative information regarding long-lived assets and income taxes should be provided. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060, available at http://www.sec.gov.

Item 11. Executive Compensation, page 61

Compensation Discussion and Analysis, page 61

Setting Executive Compensation, page 62

9.   In the first paragraph under this heading, you disclose that you engaged
        consultants to help you analyze the compensation data and to compare your
        compensation programs with the practices of the companies represented in the
        compensation data you reviewed. If your consultant plays a material role in your
        compensation-setting practices and decisions, please discuss that role in your
        Compensation Discussion and Analysis. Refer to Question and Answer 118.06 of
        the Regulation S-K Compliance and Disclosure Interpretations, available at
        www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Grants of Plan-Based Awards, page 72

10.   Please disclose the performance-based annual incentive compensation in your
        table under this heading or tell us why it is not appropriate to do so.

11.   In the table under this heading you disclose a grant date for the 2008 option
        awards to Messrs. Choucair and Nguyen of December 23, 2008; however, in your
        disclosure in the last paragraph under the heading "Long-Term Equity Incentive
        Compensation," you disclose that the option grants were made on December 31,
        2008. We also note that you disclose an expiration date for these options of
        December 23, 2018 in the table under the heading "Outstanding Equity Awards at
        Fiscal Year-End." Please clarify the date of grant of these options.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 3 Acquisitions, page F-14

12.   Please tell us how you applied the guidance in paragraph 19.m. of APB 18 (FASB
        ASC 323-10-35-33) in accounting for the acquisitions of the controlling interests
        in Enliven and Point.360. Also refer to paragraph 10 of ARB 51 (FASB ASC
        810-10-45-3) related to step acquisitions. If you did not apply the guidance due to
        materiality, please provide us with your materiality analysis in accordance with
        SAB Topic 1: M.

13.   Please disclose the primary reasons for the acquisitions, including the factors that
        contributed to purchase prices that resulted in the recognition of goodwill, and the

basis for determining the value of shares of common stock issued in the acquisitions. Refer to paragraphs 51.b. and d. of SFAS 141 (FASB ASC 805-30-50-1).

14. Please tell us how you determine the estimated fair values of customer relationships acquired in 2008 and the factors you considered in determining the useful lives of the assets. Refer to paragraphs 9 and 11 of SFAS 142 (FASB ASC 350-30-30-1 and 350-30-35-1).

15. Please show us how to reconcile your disclosures related to fiscal 2008 and 2007 acquisitions to the amounts disclosed in the statements of stockholders' equity and cash flows, including amounts reported in supplemental disclosures of noncash financing activities.

Note 9 Long-Term Debt, page F-20

16. We note that covenants contained in your senior credit facility include a limitation on the payment of dividends. Please describe the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Note 11 Income Taxes, page F-24

17. Please tell us whether you have recognized a liability for uncertain tax positions. If not, please clarify your disclosure to state that fact. If so, please provide the reconciliation required by paragraph 21.a. of FIN 48 (FASB ASC 740-10-50-15).

Note 13 Stockholders' Equity, page F-27

18. Please disclose the settlement terms and expiration dates of outstanding warrants in accordance with paragraph 4 of SFAS 129 (FASB ASC 505-10-50-3).

Note 17 Segment Information, page F-31

19. Please disclose revenues for each group of similar products and services for each year presented or tell us why you believe disclosure of information about products and services is not required. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131 (FASB 280-10-50-40).

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2009

General

20.   Please address the above comments in future interim filings to the extent applicable.

Item 4. Controls and Procedures, page 26

Changes in Internal Control over Financial Reporting, page 26

21.   Under this heading you disclose that "[d]uring the first quarter ended March 31, 2009, there have been no changes in the Company's internal control over financial reporting that we believe have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting." We note similar disclosure in your Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009. Please confirm, if true, that your management concluded that there have been no changes in the company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management's belief.

Form 8-K Filed August 6, 2009

22.   We note your disclosures regarding "Adjusted EBITDA," "normalized net income" and "normalized net income per share." In future filings please provide a more thorough discussion of why management believes these non-GAAP measures provide useful information to investors regarding performance and liquidity, particularly since the measures exclude recurring costs and expenses. Please also disclose the additional purposes, if any, for which management uses the non-GAAP measures. Refer to the instructions to Item 2.02 of Form 8-K.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment or other disclosure to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and under the Securities Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David R. Earhart
        Gardere Wynne Sewell LLP
        Via Facsimile